SO

(A)
VP 4-14-04

SEC MAIL PROCESSING SECTION RECEIVED APR 09 2004 WASH, D.C. 155

SECURITIES AND EXCHANGE COMMISSION

04016914

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

| SEC FILE NUMBER |
|---|
| 8- 49589 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1304 W. Fairbanks Ave.
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur D. Ally (407) 644-1986
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 Fairbanks Ave. (Address) Winter Park (City) FL (State) 32789 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Arthur D. Ally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of Decenmber 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terry Covert
Commission #DD198745
Expires: May 11, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President of the general Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY
PARTNERS LTD

1304 West Fairbanks Ave.
Winter Park, FL 32789

*local:*
(407) 644-1986

*toll-free:*
1-800 TIM PLAN
1-800-846-7526

*fax:*
(407) 644-4574

*e-mail:*
info@timothyplan.com

*web site:*
www.timothyplan.com



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

08 Apr 04

Dear SEC Staff:

It came to our attention after the annual audit of Timothy Partners, Ltd., that the CPA who conducted the audit had, without our knowledge, voluntarily relinquished his CPA license in the state of Florida. Upon receiving notice of that development, we immediately retained the services of another duly licensed CPA firm, Kane and Associates, and directed them to conduct a second, re-certifying audit of our broker/dealer. The enclosed is the report prepared by Kane.

Pursuant to regulatory requirements, and within the allotted time period set forth in the rules when replacing an accounting firm, we provided you notice of our action, accompanied by the required original CPA's attestation. If you need further information, please do not hesitate to contact me.

Thank you for your attention in this matter.

Sincerely,

Terry Covert, Esq.
VP/General Counsel

cc: NASD staff

# TIMOTHY PARTNERS, LTD.

## FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

# TIMOTHY PARTNERS, LTD.

## TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Partners
Timothy Partners, Ltd.

We have audited the accompanying statement of financial condition of Timothy Partners, Ltd. (a limited partnership) as of December 31, 2003 and the related statements of income, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Timothy Partners, Ltd. as of December 31, 2002, and for the year then ended were audited by another auditor, who has ceased operations. That auditor expressed an unqualified opinion on those financial statements in his report dated January 31, 2003.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above presents fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kane & Associates

Winter Park, Florida
March 25, 2004



MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ◦ FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE ◦ WINTER PARK, FLORIDA 32789 ◦ (407) 644-6066 ◦ FAX (407) 629-0025 ◦ WWW.KANE-CPA.COM

# TIMOTHY PARTNERS, LTD.
## STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2003

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 168,756 | $ 135,329 |
| Commissions and fees receivable | 190,222 | 187,589 |
| Other receivables | 9,768 | 6,381 |
| Prepaid expenses | 89,663 | 58,096 |
| Property and equipment, net of accumulated depreciation | 23,329 | 17,971 |
| Deposits | 2,225 | 2,225 |
| Intangible assets, net of accumulated amortization | 142,386 | 148,118 |
| TOTAL ASSETS | $ 626,349 | $ 555,709 |
| **LIABILITIES AND PARTNERS' EQUITY** | | |
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 289,967 | $ 231,509 |
| Distributions payable | 9,300 | 9,500 |
| Total Liabilities | 299,267 | 241,009 |
| PARTNERS' EQUITY | 327,082 | 314,700 |
| TOTAL LIABILITIES AND PARTNERS' EQUITY | $ 626,349 | $ 555,709 |

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **REVENUES** | | |
| Advisor fees | $ 1,035,300 | $ 829,134 |
| Commissions | 948,033 | 1,164,997 |
| Administration fees | 465,081 | 293,095 |
| Service and sponsor fees | 39,294 | 42,142 |
| TOTAL REVENUES | 2,487,708 | 2,329,368 |
| **EXPENSES** | | |
| Direct Mutual Fund Expenses | | |
| Outside service fees | 360,963 | 396,442 |
| Sub advisor | 382,329 | 310,376 |
| Prospectus and report printing | 58,615 | 27,410 |
| Blue sky fees | 88,441 | 50,264 |
| Legal and accounting | 50,440 | 31,284 |
| Other | 15,617 | 19,028 |
| Total Direct Mutual Fund Expenses | 956,405 | 834,804 |
| Advisor Marketing and Overhead Expenses | | |
| Management fee | 476,500 | 427,500 |
| Marketing costs | 95,176 | 122,193 |
| Commissions to brokers | 543,301 | 689,759 |
| Registration and filing | 21,420 | 21,773 |
| Factoring expense | 169,782 | 216,861 |
| Depreciation and amortization | 12,168 | 14,005 |
| Occupancy and other | 182,526 | 165,685 |
| Total Advisor Marketing and Overhead Expenses | 1,500,873 | 1,657,776 |
| TOTAL EXPENSES | 2,457,278 | 2,492,580 |
| **NET INCOME (LOSS)** | $ 30,430 | $ (163,212) |

The accompanying notes are an integral part of these financial statements.

# TIMOTHY PARTNERS, LTD.
## STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Partners' Equity, beginning of year | $ 314,700 | $ 291,922 |
| Net income (loss) | 30,430 | (163,212) |
| Issuance of Class II partnership capital | - | 175,000 |
| Return of Class II partnership capital | - | (23,950) |
| Issuance of additional partnership units | 75,400 | 72,500 |
| Distributions/return of partnership capital | (93,448) | (37,560) |
| Partners' Equity, end of year | $ 327,082 | $ 314,700 |

The accompanying notes are an integral part of these financial statements.

# TIMOTHY PARTNERS, LTD.
## STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 30,430 | $ (163,212) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 12,168 | 14,006 |
| (Increase) decrease in operating assets | | |
| Commissions and fees receivable | (2,633) | (72,510) |
| Other receivables | (3,387) | 10,673 |
| Prepaid expenses | (31,567) | (6,508) |
| Increase (decrease) in operating liabilities | | |
| Accounts payable and accrued expenses | 58,458 | 74,407 |
| Net cash provided (used) by operating activities | 63,469 | (143,144) |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | (11,794) | (10,783) |
| Purchase of other assets | - | (713) |
| Net cash used by investing activities | (11,794) | (11,496) |
| Cash flows from financing activities: | | |
| Issuance of additional partnership units | 75,400 | 72,500 |
| Issuance of Class II partnership capital | - | 175,000 |
| Return of Class II partnership capital | - | (30,150) |
| Distributions/return of capital to partners | (93,648) | (37,260) |
| New cash provided (used) by financing activities | (18,248) | 180,090 |
| Net increase in cash | 33,427 | 25,450 |
| Cash at beginning of year | 135,329 | 109,879 |
| Cash at end of year | $ 168,756 | $ 135,329 |

Supplemental disclusures of cash flow information:
(1) No cash was paid for interest or income taxes for the years ended December 31, 2003 and 2002.
(2) There were no non-cash investing and financing activities for the years ended December 31, 2003 and 2002.

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

## NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

### Nature of operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds.

### Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Partnership has no cash equivalents at December 31, 2003 and 2002.

### Commissions and Fees Receivable

Commissions are recorded on a trade-date basis as securities transactions occur. The Partnership considers commissions and fees receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

### Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from ten to forty years using the straight-line method.

### Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years, using the straight-line method.

## NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

### Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

## NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2003 and 2002, consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Employee advances | $ 2,095 | $ - |
| Other receivable | 534 | - |
| Due from related parties (See Note G) | 7,139 | 6,381 |
| | $ 9,768 | $ 6,381 |

## NOTE C – PREPAID EXPENSES

Prepaid expenses at December 31, 2003 and 2002 consist of prepaid broker/dealer fees and prepaid registrations and supplies.

TIMOTHY PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

## NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Computer equipment | $ 45,107 | $ 43,548 |
| Office equipment | 32,926 | 24,446 |
| Software | 9,410 | 9,410 |
| Office furniture | 4,937 | 3,181 |
| Leasehold improvements | 4,752 | 4,752 |
| | 97,132 | 85,337 |
| Less accumulated depreciation and amortization | (73,803) | (67,366) |
| | $ 23,329 | $ 17,971 |

## NOTE E – INTANGIBLE ASSETS

Intangible assets at December 31, 2003 and 2002 consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Issue cost of additional classes | $ 98,671 | $ 98,671 |
| Fund and partnership set-up cost | 93,637 | 93,637 |
| Custom programming-fund service company | 4,666 | 4,666 |
| Trademark and logo costs | 4,400 | 4,400 |
| | 201,374 | 201,347 |
| Less accumulated amortization | (58,988) | (53,256) |
| | $142,386 | $148,118 |

## NOTE F – PARTNERS' CAPITAL

During 2002 and 2001, $175,000 and $275,000 respectively, of Class II limited capital was received. All but $125,000 of Class II partners' capital was converted to standard limited capital in April, 2002. An annual rate of 12% is carried on Class II partners' capital. In January, 2003, the remaining $125,000 of Class II partners' capital was converted to standard limited capital.

## NOTE G – RELATED PARTY TRANSACTIONS

During 2003 and 2002, a management fee of $476,500 and $427,500, respectively, was paid to Covenant Financial Management, Inc. (CFM) to cover employee and occupancy costs. CFM is owned by the general partner. Beginning in 2004, all costs will be paid by the Partnership.

NOTE G – RELATED PARTY TRANSACTIONS, CONTINUED

During 1997, the Partnership entered into a master sale and servicing agreement with Covenant Investment Corporation, an organization owned by some of the partners of Timothy Partners, Ltd. The agreement provides for the sale of all receivables and rights to payments of asset based and contingent deferred sales charges. During 2003 and 2002, the Partnership sold receivable rights of $713,083 and $906,620, respectively. The Partnership received $543,301 and $689,759 for these receivables resulting in a factoring expense of $169,782 and $216,861 for 2003 and 2002, respectively.

During February 1, 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balances of the subscriptions were sold in 2000 and the Partnership has received $877,500 of capital investment to date.

The Partnership has receivables due from companies, which are related through common ownership, of $7,139 and $6,381 as of December 31, 2003 and 2002, respectively (See Note B). The receivables are non-interest bearing and have no maturity dates.

NOTE H – UNCERTAINTY

The Partnership has suffered recurring losses since inception. Capital has been raised to cover these losses in the past. Management is confident the capital needed to fund the losses can be raised until the Funds begin to provide revenues sufficient to sustain operations.

The Funds' total asset values increased during 2003 and 2002. Breakeven operations on a monthly basis were achieved in 2003.

NOTE I - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $59,711, which was $39,759 in excess of the required net capital of $19,952. The Partnership's ratio of aggregate indebtedness to net capital was 5.01 to 1 at December 31, 2003. At December 31, 2002, the Partnership had net capital of $81,909, which was $65,841 in excess of the required net capital of $16,068. The Partnership's ratio of aggregate indebtedness to net capital was 2.94 to 1 at December 31, 2002.

# SUPPLEMENTARY INFORMATION

## TIMOTHY PARTNERS, LTD.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Total partners' equity | $ 327,082 | $ 314,700 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables from noncustomers | 9,768 | 6,381 |
| Prepaid expenses | 89,663 | 58,096 |
| Property and equipment, net | 23,329 | 17,971 |
| Deposits | 2,225 | 2,225 |
| Intangible assets, net | 142,386 | 148,118 |
| | 267,371 | 232,791 |
| Net capital before haircuts on securities positions | 59,711 | 81,909 |
| Haircuts on securities | - | - |
| Net capital | $ 59,711 | $ 81,909 |
| Aggregate indebtedness: | | |
| Payable to broker/dealers | $ 156,405 | $ 129,314 |
| Distributions payable | 9,300 | 9,500 |
| Other accounts payable and accrued costs | 133,562 | 102,195 |
| Total aggregate indebtedness | $ 299,267 | $ 241,009 |
| Minimum net capital required | $ 19,952 | $ 16,068 |
| Excess net capital | $ 39,759 | $ 65,841 |
| Excess net capital at 1,000 percent | $ 29,784 | $ 57,808 |
| Ratio: Aggregate indebtedness to net capital | 5.01 to 1 | 2.94 to 1 |
| Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003 and 2002) | | |
| Net capital, as reported in company's Part II (unaudited) FOCUS report | $ 59,611 | $ 97,717 |
| Audit adjustments (net) | 100 | (15,808) |
| Net capital per above | $ 59,711 | $ 81,909 |

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. *Making quarterly securities examinations, counts, verifications, and comparisons*
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



*MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ◦ FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS*
670 WEST FAIRBANKS AVENUE ◦ WINTER PARK, FLORIDA 32789 ◦ (407) 644-6066 ◦ FAX (407) 629-0025 ◦ WWW.KANE-CPA.COM

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2003, and this report does not affect our report thereon dated March 25, 2004. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kemp & Associates

Winter Park, Florida
March 25, 2004